Exhibit 99.66

Date: News Release: Ticker Symbols:	July 9, 2025 25-18 TSXV: MOON; OTCQB: BMOOF

BLUE MOON RECEIVES ENVIRONMENTAL PERMITS AND AWARDS MINING CONTRACT FOR TUNNEL EXTENSION AT

NSG IN NORDLAND COUNTY, NORWAY

TORONTO, Ontario – July 9, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQB: BMOOF), is pleased to announce the receipt of environmental permits for its planned activities from the Norwegian Environmental Agency and the awarding of a contract to Fauskebygg AS (“Fauskebygg”) for the extension of its Rupsi tunnel at Nye Sulitjelma Gruver AS (“NSG”).

The extension will facilitate more efficient and effective exploration drilling of the Rupsi/Dypet deposits (the “Rupsi Deposit”). This work represents a major milestone for the Sulitjelma Project as Blue Moon plans to complete a 10,000 m exploration drilling program from the tunnel with the intent to upgrade the resource from the Inferred category to Indicated category, expand on the current resource and gather geotechnical and metallurgical data. The Rupsi Deposit currently has an Inferred Resource of 9.258 Mt at 1.19% Cu and 0.31% Zn as summarized in an NI 43-101 Technical Report on The Mineral Resources of the Sulitjelma Project, Norway, by Adam Wheeler and dated May 20, 2025. This report is filed on SEDAR+. Inferred Resources are conceptual in nature and there is no certainty they will be converted into Reserves.

Blue Moon undertook a limited formal request for proposal process to select a contractor from within Norway. The proposal from Fauskebygg was well aligned with key priorities for health & safety, local employment, cost, and performance. Activities will commence late Q3-2025 with completion expected Q3-2027. The associated exploration drilling program will progress concurrently with tunnel advancement. In addition to drilling, the exploration program includes geological mapping, soil and core geochemistry analysis, geophysical surveys, and relogging of historical drill core to further refine the geological model and optimize drill targeting.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

About Fauskebygg AS

Fauskebygg A/S was established in 1946 and has over 75 years of experience as a construction company in Norway. The company is located approximately 35km from site in the Fauske municipality and is primarily focused on local projects within northern Nordland region but occasionally takes on projects outside this area. The company offers a variety of services in civil engineering and construction and has expertise and capacity in tunnel driving, ground support, concrete work and industrial construction.

Date: News Release: Ticker Symbols:	July 9, 2025 25-18 TSXV: MOON; OTCQB: BMOOF

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about NSG and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.